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                                                                    EXHIBIT 99.1

[VIVENDI UNIVERSAL LOGO]



                       VIVENDI UNIVERSAL ISSUES STATEMENT
                      REGARDING MESSRS. MESSIER AND LICOYS

PARIS, DECEMBER 8, 2003 - In the context of Vivendi Universal's [PARIS BOURSE:
EX FP; NYSE: V] suit for damages against Mr. Messier and Mr. Licoys, based on their failure to obtain authorization by the Board of Directors before signing a termination agreement granting Mr. Messier severance payments amounting to E20.5 million, the Paris Tribunal de Commerce (commercial court) has today decided to simultaneously hear Vivendi Universal's claim and the objections submitted by Messrs. Messier and Licoys.

A hearing on procedural matters will take place on January 26, 2004. Another hearing on the parties' claims and defenses will occur on March 1, 2004.

The court has requested that on January 26, 2004, Vivendi Universal produce records of Board meeting minutes and attendance, as well as the notifications concerning those meetings. Vivendi Universal will produce those documents pursuant to rules set by the court to ensure their confidentiality. This filing will enable the court to verify that all relevant extracts from the minutes have already been produced.

IMPORTANT DISCLAIMER

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at (<www.sec.gov>) or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.

CONTACTS :

                                        INVESTOR RELATIONS
   Media                                PARIS
                                        Daniel Scolan
   Paris                                +33 (0) 171 71 32 91
                                        Laurence Daniel
   Antoine Lefort                       +33 (0) 1 71 71 12 33
   +33 (0) 1 71 71 11 80
   Agnes Vetillart
   +33 (0) 1 71 71 30 82
   Alain Delrieu                        NEW YORK
   +33 (0) 1 71 71 10 86                Eileen McLaughlin
                                        +(1) 212.572.8961